

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2012

Via E-mail
Daniel W. Balsiger
President
MyEZsmokes, Inc.
11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121

>   **Re: MyEZsmokes, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed December 5, 2012**
>   **File No. 024-10336**

Dear Mr. Balsiger:

We have reviewed your offering statement and have the following comments in addition to the comments we issued to you in our letter dated December 14, 2012. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I – Notification, page 1

1.   It does not appear that you have included the names and addresses of all of your directors as listed on page 35.   Please revise or advise.

2.   Please delete the qualifications in your responses to Item 2(a) and 7(b) regarding your awareness and knowledge, respectively. It appears that information to be provided in response to these items is available to you.

3.   We note that you have not listed an underwriter although it appears that you intend to use Kodiak Capital Group as a selling agent. Please tell us what services Kodiak Capital Group will provide you and why you do not believe that they should be identified as an underwriter. We note the same issue with respect to Item 4(a).

Item 4. Jurisdiction in Which Securities Are to be Offered, page 3

4.   Please revise to indicate the methods by which you will offer the securities. Refer to Item 4(b) of Part I of Form 1-A.

5.   It is unclear from your statement in Item 4(b) as to why you are relying on a statutory exemption from registration for the offer of your securities especially in view of Section 3(d) of the Securities Act does not exist. Also, we note on the cover page your statement that your shares are being offered pursuant to Section 3(d). Please revise.

Item 5. Unregistered Securities offered or Sold Within One Year, page 4

6.   Please revise to provide the information required by Item 5(c) of Part I. We note that you refer to section 4(2). Please revise to state briefly the facts relied upon to make the exemption from registration available.

Item 6. Other Present or Proposed Offerings, page 5

7.   Please tell us why you believe it is appropriate to provide statements in response to Item 6 as well as to Items 7(a) and 9 that differ from the statements requested in those items.

Item 8. Relationship with Issuer of Named Experts in Offering Statement, page 5

8.   Please tell us the basis for your statement that you anticipate "all experts shall be independent of the issuer" given your statement in Item 1(h) that your counsel with respect to the proposed offering is Scudi Johnson & Ayers and the disclosure elsewhere in your Form 1-A that Morgan Scudi is a member of your board of directors and may be a shareholder.

Cover Page, page 8

9.   Please tell us the procedure by which you envision setting the price for the offered securities. In this connection, describe the method by which you intend to set the price and the date on which you anticipate setting the price, especially in relation to the date that that this offering statement becomes qualified.

10.   Please revise to disclose a specific date that the offering will terminate.

Risk Factors, page 11

11.   Please revise this section to disclose each material risk to you clearly under its own separate caption. By way of example only, and not limitation, please include risk factors (1) to disclose that electronic cigarettes may become subject to regulation by the FDA, (2) to address reported incidents in which electronic cigarettes have exploded and caused

bodily harm, (3) to address possible health risks associated with electronic cigarettes, (4) to address risks associated with the use of social media to obtain medical information, (5) to address the existence of your preferred stock and how your issuance of preferred stock could materially limit or qualify the rights of your common stock holders, (6) to discuss the lack of business experience of your officers, directors and key personnel, (7) to address the stock ownership of Mr. Balsiger, and (8) to highlight the substantial doubt that exists about your ability to continue as a going concern.

12.   Please revise this section to remove disclosure that minimizes the risk. For example, we note that you disclose on page 12 that you believe your market research has come back "positive" and the reference on page 12 to "an opportunity for the Company."

13.   Please reconcile your disclosure on page 12 that you do not own the IP with the disclosure in the sixth paragraph on page 19 that you "have a lot of Intellectual Properties."

14.   Please discuss the risks associated with the possibility that you may not sell all of the offered shares; including scaled down operations as well as potential investment loss. We note the disclosure on page 29.

Business and Properties, page 12

15.   Please update the disclosure throughout your filing. For example, we note the disclosure on page 14 that you "will compete" in the internet business sector. However, it appears from your website that you already have a web based sales platform.

16.   Please provide us with copies of the third party data mentioned in your filing, such as the data on pages 12, 13, 17 and 18. Please mark the materials so that they are keyed to the disclosure.

17.   Given your disclosure on page 12 that the electronic cigarette market is new, please revise throughout to remove claims about the market, the benefits of electronic cigarettes and your position in the market, or revise to indicate that they represent management's belief. Examples include the disclosure on page 13 that the "growth potential in sales is staggering" and the disclosure on page 18 that the potential market size and dollars "are really staggering."

18.   We note the disclosure on pages 12-14 about the market. Please expand the disclosure to answer the question in paragraph 3(a) to describe in detail your business and what you propose to do.   The disclosure should clearly explain to investors the current state of your business and your plans.

Company Profile, page 14

19.   We note your reference here that you are part of an 11 year old company. Please clarify this statement by providing the name of the entity you are referring to and the nature of the relationship between the entities. If this disclosure refers to a parent company, please disclose any material terms of this relationship.

Initial Product Entries, page 15

20.   We note the disclosure on pages 15 and 16 about your products that you plan to bring to the market. Please expand the disclosure to answer the question in paragraph 3(b) regarding suppliers.

21.   Please revise the disclosure on page 15 about the three products to disclose when you plan to bring the products to the market. Also, clarify the status of the development of the products.

22.   Please tell us the basis for the retail prices listed for the products on pages 15 and 16. If you have not sold any of the listed products, it is unclear that you have a reasonable basis upon which to project the retail prices.

23.   Please tell us the basis for your statement on page 16 about offering kits "with an equal to or better value to the customer than what is currently on the market" given your disclosure that you will bring the kits to market in the second quarter of 2013.

MyEzsmokes Inc. Qualifications for Success, page 18

24.   Please eliminate disclosure that appears to be marketing. For example, we note the disclosure in the third paragraph on page 18 about your "strong position to achieve substantial market penetration" and your disclosure in the penultimate paragraph on page 18.

Indirect Competitors, page 19

25.   Please clarify what you mean by the phrase "Slow and Go approach" mentioned in the third paragraph on page 19.

Distribution Plan, page 20

26.   Please clarify what you mean by the phrase "Multi-Level Marketing Channel partners" mentioned in the sixth paragraph of this section.

Projections, page 21

27.   We note that you have provided "Pro-Forma Annual Income Projections." The term "pro-forma" has specific meaning under Article 11 of Regulation S-X. In order to avoid confusion, please revise to provide a different label describing this information or otherwise include all of the disclosures set forth in Article 11 of regulation S-X.

28.   We note that you provided "Pro-Forma Annual Income Projections" for fiscal 2012 through 2015. Please note the guidance contained in Part II of Form 1-A, which encourages the use of projections of future economic performance that have a reasonable basis and are presented in an appropriate format. Please address the following:

- The term "pro-forma" has specific meaning under Article 11 of Regulation S-X. In order to avoid confusion, please revise to provide a different lable describing this information or otherwise include all of the disclosures set forth in Article 11 of Regulation S-X.

- Disclose in detail your basis for these projections and forecasts. For example, explain how you determined a CAGR of 149.7% is appropriate. Further, explain how you applied this CAGR in your projections. In this regard, it appears that you project a 329% increase in revenues from fiscal 2012 to fiscal 2013. Explain how that projection corresponds with the CAGR you discuss.

- Explain to us why you believe these projections have a reasonable basis. In this regard, we note you present projected revenues of $709,881 for fiscal year 2012. However, for the nine months ended September 30, 2012, you have reported revenues of only $19,238. Further, you project $3.0 million of revenues in fiscal year 2013, but on page 18 of the filing you discuss that the FDA is detaining large shipments of e-Cig products. Discuss how your projections consider these challenges.

As an alternative to the above, you may remove the information from the filing.

Manufacturing/Distribution, page 23

29.   Please expand the disclosure on page 23 regarding concerns raised by anti-smoking groups that the use of electronic cigarettes might carry health risks to disclose that according to the FDA electronic cigarettes may contain ingredients that are known to be toxic to humans and may contain other ingredients that might not be safe.

30.   Please expand the reference at the top of page 26 to the receipt of proper initial funding to quantify the funding.

Officers and Key Personnel of the Company, page 33
Directors of the Company, page 35

31.   On both pages 33 and 35, please revise your disclosure regarding the individuals'
        backgrounds to clearly indicate the name of employers, titles and dates of positions held
        during the past five years.

Financial Statements, page 40

-Interim Unaudited Financial Statements, page 41

32.   As applicable, please revise your unaudited financial statements and related footnotes to
        also address the comments issued in connection with your annual financial statements.

-Consolidated Statement of Cash Flows, page 46

33.   We note that you recorded a $437,960 adjustment within your consolidated statement of
        cash flows for stock issued and financing costs during the nine months ended September
        30, 2012 and that you presented this amount as an adjustment to cash flows from
        operating activities. Please tell us and revise your filing to explain the nature of this item
        and why you have included it is an adjustment to cash flows from operating activities.
        Please also explain where you have recorded this amount within your consolidated
        balance sheet and/or income statement.

Notes to Consolidated Financial Statements, page 47

Note 2. Summary of Significant Accounting Policies, page 47

-Stock-based compensation for obtaining employee services, page 49

34.   Please revise your filing to clearly and separately disclose your accounting policy for
        equity instruments granted to employees and equity instruments granted to non-
        employees.

Note 7. Common Stock, page 55

35.   We note your disclosures related to the 293,000 of common shares that you issued for
        $175,000 of cash during September of 2012. We further note that you recorded a
        $191,710 finance charge within your consolidated statement of operations during the nine
        months ended September 30, 2012, which represents the difference of the $.60 offering
        price and the fair value of your common stock. Please tell us and revise your filing to
        explain in more detail the terms of the transaction and why you have recorded this
        financing charge within your statement of operations for this stock offering. Please
        explain if this common stock issued at a discount for cash was issued to employees or

non-employees. Cite the accounting literature relied upon and how you applied it to your situation. We may have more comments upon reviewing your response.

-Annual Financial Statements, page 56

-Balance Sheets, page 56

36.   We note here that you have recorded $161,536 and $176,492 of accounts payable and accrued expenses as of December 31, 2011 and December 31, 2010, respectively. Please tell us and revise your filing to explain in more detail the nature of these liabilities.

Notes to Financial Statements, page 61

Note 1. Organization, page 61

37.   We note your disclosure here and throughout the filing that the financial statements include two wholly owned subsidiaries, MyEZSmokes Company and Fashion Handbags, Inc. Please revise the filing to describe the operations of Fashion Handbags, Inc. and how this subsidiary impacts your consolidated financial statements.

Note 2. Summary of Significant Accounting Policies, page 61

-Revenue Recognition, page 62

38.   Please revise your filing to explain the key terms of your sales arrangements for each of the products or groups of similar products you sell. As we note certain of your sales are through retailers, please also separately describe these arrangements including any special pricing incentives, rights of return or other post-shipment obligations that may exist in these arrangements. Describe how you meet the criteria in SAB Topic 13 to recognize revenue related to these arrangements. Within your amended disclosure, please specifically explain at what point in the earnings process you recognize revenue.

39.   We note further from page 14 that you are a branding, importer and wholesaler of consumer products. Please tell us and revise your filing to explain if you recognize revenue for the sale of your electronic cigarette products on a gross basis or a net basis. Within your response, please address how you considered the guidance in Topic 605-45-45-3 through 45-18 of the FASB Accounting Standards Codification.

Note 5. Notes Payable-Short Term/Long Term Debt, page 66

40.   We note from page 42 that certain of your notes payables are related party notes. Please revise your filing to clearly label these notes payable outstanding as of December 31, 2011 and December 31, 2010 as related party note payables, as applicable, on the face of

your financial statements and to provide the disclosures for your related party loans pursuant to the guidance in 850-10-50 and 470-10-50 of the FASB Accounting Standards Codification.

41.   Further to the above, we note that certain of these loans do not have stated interest rates. Please tell us how you have considered the guidance in Topic 835-30 of the FASB Accounting Standards Codification as it relates to these notes. In this regard, tell us the difference, if any, between the cash received in the transactions and the face amount of the notes. Please also tell us whether there were any other rights or privileges granted to the note holder in the transactions.

42.   We note from pages 42 and 54 that $59,000 of your outstanding notes payable are convertible. Please revise your filing to explain the terms of these notes including the amount of common stock these notes are convertible into and how you are accounting for these convertible notes. Refer to the guidance in Topic 470-20 of the FASB Accounting Standards Codification.

43.   We note your disclosure of $25,000 of debt forgiveness in the statement of stockholder equity. Please provide us with additional details regarding the debt forgiveness, including your related accounting. Further, please explain how you considered this transaction in your disclosure of noncash investing and financing activities in the statement of cash flows. Refer to paragraph 230-10-50-3 of the FASB Accounting Standards Codification.

Note 6. Income Taxes, page 66

44.   Please revise your filing to include the disclosures outlined in 740-10-50-9 of the FASB Accounting Standards Codification.

Note 9. Merger page 67

45.   We note your disclosures here and on pages 24-25 related to the merger transaction with the two enterprises on April 8, 2011. Please revise your filing to explain in more detail the terms of the transaction and how you are accounting for this transaction pursuant to Topic 805 of FASB Accounting Standard Codification. Within your amended disclosure, please explain if you are accounting for this transaction as a reverse merger, recapitalization, or as a merger of entities under common control. Cite the accounting literature relied upon and how you applied it to your situation.

Management's Discussion and Analysis of Certain Relevant Factors, page 69

-48. Describe any trends in the Company's historical operating results..., page 69

46.   Please revise your filing to disclose any trends in your historical operating results as required by Item 48 of General Instructions to Offering Circular Modal (A).

-49. If the Company sells a product or products and has had significant sales…, page 69

47.   Please revise your filing to disclose your existing gross margin as a percentage of sales for the last fiscal year (fiscal 2011) as required by Item 49 of General Instructions to Offering Circular Model (A).

48.   Further to the above, we note that you are working on roughly a 45%-50% gross profit margin. Please revise your filing to clearly disclose if this is your anticipated gross margin for next year. Refer to the guidance in Item 49 of General Instructions to Offering Circular Model (A).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Morgan Scudi, Esq.